311/03

SE [barcode] COMMISSION
03014096
549

SEC MAIL PROCESSING SECTION RECEIVED MAR 03 2003 WASH, D.C. 208

CM

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SEC FILE NUMBER
8- 48645

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
FB Equity Sales Corporation of Michigan

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7373 West Saginaw Highway
(No. and Street)

Lansing (City) Michigan (State) 48917 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gregory T. Fleet (517) 323-7000 Ext. 2554
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Maner, Costerisan & Ellis, P.C.
(Name — *if individual, state last, first, middle name*)

544 Cherbourg Suite 200 (Address) Lansing (City) Michigan (State) 48917 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

KJ

1A

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven R. Rock, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FB Equity Sales Corporation of Michigan, as of December 31, 19 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

none

Signature

President, FB Equity Sales Corp. of Michigan

Title

Notary Public

KATHRYN A. BOLTZ
Notary Public, Eaton County, MI
My Comm. Expires July 30, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Maner,
Costerisan
& Ellis, P.C.
Certified Public Accountants

Lamonte T. Lator
Bruce J. Dunn
Jeffrey C. Stevens
Linda I. Schirmer
Steven W. Scott
David M. Raeck
Robert E. Miller, Jr.
Steven B. Robbins
James E. Nyquist
James R. Dedyne

Timothy H. Adams
David B. Caldwell
Edward L. Williams, III
Timothy J. Orians
Dennis D. Theis

Walter P. Maner, Jr.
Floyd L. Costerisan
Leon A. Ellis (1933-1988)

INDEPENDENT AUDITORS' REPORT

Board of Directors
FB Equity Sales Corporation of Michigan
Lansing, Michigan

January 22, 2003

We have audited the accompanying statements of financial condition of FB Equity Sales Corporation of Michigan as of December 31, 2002 and 2001, and the related statements of net loss, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FB Equity Sales Corporation of Michigan as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Maner, Costerisan & Ellis, P.C.

544 Cherbourg Drive • Suite 200 • Lansing, Michigan 48917-5010 • (517) 323-7500 • Fax (517) 323-6346 • www.mcecpa.com

FB EQUITY SALES CORPORATION OF MICHIGAN
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2002 AND 2001

	2002	2001
ASSETS		
Cash and cash equivalents	$ 68,672	$ 102,105
Securities owned, not readily marketable	3,300	3,300
Commissions receivable	4,693	8,971
Related party receivable	16,962	27,044
Other receivables	1,157	1,875
Prepaid insurance	5,246	4,438
TOTAL ASSETS	$ 100,030	$ 147,733
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Accounts payable	$ 107	
Payable to related party	21,229	35,022
Commissions payable	2,568	4,969
Total liabilities	23,904	39,991
Stockholder's equity:		
Common stock, no par value, authorized 60,000 shares 100 shares issued and outstanding	10,000	10,000
Additional paid-in capital	190,000	190,000
Deficit	(123,874)	(92,258)
Total stockholder's equity	76,126	107,742
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 100,030	$ 147,733

See notes to financial statements.

FB EQUITY SALES CORPORATION OF MICHIGAN
STATEMENTS OF NET LOSS
YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
REVENUES:		
Commissions	$ 120,084	$ 164,717
Interest	1,140	1,877
Unrealized loss on securities		(600)
Total revenues	121,224	165,994
EXPENSES:		
Commissions	59,059	80,206
Salaries and employer related costs	84,090	127,976
Administrative costs	26,653	35,894
Total expenses	169,802	244,076
LOSS BEFORE INCOME TAXES	(48,578)	(78,082)
INCOME TAX BENEFIT	16,962	27,321
NET LOSS	$ (31,616)	$ (50,761)

See notes to financial statements.

FB EQUITY SALES CORPORATION OF MICHIGAN
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2002 AND 2001

	Common Stock	Additional Paid-In Capital	Deficit	Total
BALANCE, January 1, 2001	$ 10,000	$ 90,000	$ (41,497)	$ 58,503
ADD: Additional paid-in capital		100,000		100,000
DEDUCT: Net loss			(50,761)	(50,761)
BALANCE, December 31, 2001	10,000	190,000	(92,258)	107,742
DEDUCT: Net loss			(31,616)	(31,616)
BALANCE, December 31, 2002	$ 10,000	$ 190,000	$ (123,874)	$ 76,126

See notes to financial statements.

FB EQUITY SALES CORPORATION OF MICHIGAN
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS:		
Cash flows from operating activities:		
Net loss	$ (31,616)	$ (50,761)
Adjustments to reconcile net loss to net cash used by operating activities:		
Unrealized loss on securities		600
Commissions receivable	4,278	(2,433)
Related party receivable	10,082	(15,204)
Other receivables	718	(329)
Prepaid insurance	(808)	(498)
Accounts payable	107	(464)
Payable to related party	(13,793)	3,472
Commissions payable	(2,401)	338
Deferred tax liability		(205)
Total adjustments	(1,817)	(14,723)
Net cash used by operating activities	(33,433)	(65,484)
Cash flow from financing activities		
Capital contributions		100,000
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(33,433)	34,516
CASH AND CASH EQUIVALENTS:		
Beginning of year	102,105	67,589
End of year	$ 68,672	$ 102,105

See notes to financial statements.

FB EQUITY SALES CORPORATION OF MICHIGAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Method of accounting - The accompanying financial statements have been prepared on the accrual basis of accounting.

Cash equivalents - For purposes of the statement of cash flows the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Commission income - Commission income from insurance companies and mutual funds is recorded on a trade-by-trade basis and normally is settled within 30 days. No allowance for doubtful accounts is considered necessary.

Securities owned, not readily marketable - Securities owned, not readily marketable are recorded at cost.

Income taxes – The Company utilizes an asset and liability approach to account for income taxes. The differences between the financial statement and tax basis of assets and liabilities is determined annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the period in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce the deferred tax asset to the amount that will more likely than not be realized. Income tax expense is the current tax payable or refundable for the period plus or minus the net change in the deferred tax assets and liabilities.

Estimates - The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenditures. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

NOTE 2 - NATURE OF ORGANIZATION, RISKS AND UNCERTAINTIES

FB Equity Sales Corporation of Michigan (the "Company") is a wholly owned subsidiary of Michigan Farm Bureau Financial Corporation. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (NASD).

The Company has entered into a "restrictive agreement" with the NASD under which it is exempt from the provisions of the Securities and Exchange Commission's Rule 15c3-3 pursuant to paragraph (k)(1). As such, the Company must comply with the following:

- Limit its securities business to the purchase and sale of mutual funds, annuities and unit investment trusts;
- All transactions must be processed on an application-way basis;
- Cannot receive any customer funds;
- Cannot receive securities under any circumstances;
- Refrain from opening branch offices.

NOTE 2 - NATURE OF ORGANIZATION, RISKS AND UNCERTAINTIES (Concluded)

The Company is required to disclose significant concentrations of credit risk regardless of the degree of such risk. Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and receivables.

The Company deposits its cash with high-credit-quality financial institutions and money market funds. Although cash balances may exceed the federally insured limits, they are, in the opinion of management, subject to minimal risk. Money market funds, which are not insured, are also are considered subject to minimal risk.

The Company receives commission revenues from various mutual funds and insurance companies for facilitating customer purchases of annuities, life insurance, and mutual funds. The Company's customers are located primarily in the State of Michigan. Approximately 76% of commission revenue is from two different companies, each with a greater than 10% portion of total commissions.

NOTE 3 - INCOME TAXES

The Company files a consolidated federal income tax return with its parent company. Income tax expense is allocated under a formal allocation agreement at the statutory rate of 35%. Amounts related to losses or credits are also allocated. Amounts due from the parent company for income taxes amounted to $16,962 and $27,044 at December 31, 2002 and 2001, respectively.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company has entered into agreements with Farm Bureau Mutual Insurance Company of Michigan and Farm Bureau Life Insurance Company of Michigan, related companies, to allocate expenses related to executive support, office space and equipment, and administrative and clerical support based on actual costs. The total amount of expense allocation to the Company amounted to approximately $104,000 and $158,000 for the years ended December 31, 2002 and 2001, respectively. As of December 31, 2002 and December 31, 2001, the amounts due to the related parties were $21,229 and $35,022, respectively. Also see Note 3.

NOTE 5 - NET CAPITAL REQUIREMENT

As a registered broker-dealer and member of the NASD the Company is subject to Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2002, the Company had regulatory net capital of $44,873 and a minimum regulatory net capital requirement of $5,000. The regulatory net capital ratio of the Company was .53 to 1.

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

We have audited the accompanying financial statements of FB Equity Sales Corporation of Michigan as of and for the year ended December 31, 2002 and have issued our report thereon dated January 22, 2003. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as whole.

Maner, Costerisan & Ellis, P.C.

Certified Public Accountants

Lansing, Michigan
January 22, 2003

FB EQUITY SALES CORPORATION OF MICHIGAN
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AND RECONCILIATION WITH COMPANY'S COMPUTATION
AS OF DECEMBER 31, 2002

NET CAPITAL		
Total stockholder's equity		$ 76,126
Deductions and/or charges:		
Non-allowable assets:		
Securities owned, not readily marketable	$ 3,300	
Other receivables	1,157	
12(b)1 trail receivables	3,350	
Prepaid insurance	5,246	
Related party receivable	16,962	30,015
Net capital before haircuts on securities positions		46,111
Haircuts on securities (computed where applicable)		1,238
Net capital		$ 44,873
AGGREGATE INDEBTEDNESS:		
Items included in the statement of financial condition		
Accounts and commissions payable		$ 23,904
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required (Aggregate indebtedness of 6 2/3 percent of $23,904 or $5,000 if greater)		$ 5,000
Excess net capital		$ 39,873
Ratio: Aggregate indebtedness to net capital		.53:1

Statement Pursuant to Rule 17a-5(d)(4)

There are no material differences between the computation of net capital contained herein and the corresponding computation prepared by the Company and included in the unaudited Part IIA Focus Report as of the same date.